314.444.7600 (direct)		600 Washington Avenue
314.241.6056 (fax)		Suite 2500
www.lewisrice.com	Attorneys at Law	St. Louis, Missouri 63101

October 1, 2019

Via EDGAR and Overnight Delivery

Irene Barberena-Meissner

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549

Re:	BellRing Brands, Inc.
Registration Statement on Form S-1
File No. 333-233867

Dear Ms. Barberena-Meissner:

On behalf of BellRing Brands, Inc. (the “Company”), we are submitting this letter and accompanying materials on a supplemental basis in order to facilitate the review by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission of the above referenced Registration Statement on Form S-1 (the “Registration Statement”), relating to the offering of shares of the Company’s Class A common stock.

We hereby advise the Staff that based on information currently available and current market conditions, the Company currently intends to offer 31,818,182 of its shares of Class A common stock to the public, utilizing a price range where the low end of the range will not be lower than $15.00 per share and where the high end of the range will not be higher than $18.00 per share. The anticipated price range and offering size remain subject to change. The Company expects to include a bona fide estimated price range, as required by Item 501(b) of Regulation S-K, in an amendment to the Registration Statement to be filed prior to the distribution of any preliminary prospectus.

To facilitate the Staff’s review, we supplementally submit as Exhibit A hereto a selection of changed pages to the Registration Statement reflecting the above-referenced estimated price range and the estimated offering size, as well as certain other changes.

Established 1909

U.S. Securities and Exchange Commission

October 1, 2019

The enclosed pages are marked to indicate changes from the Registration Statement, filed on September 20, 2019.

*                         *                        *

If you have any questions or comments with respect to the foregoing or to the Registration Statement, please contact the undersigned at 314-444-7671.

Sincerely,

/s/ Tom W. Zook

cc:	Diedre J. Gray, Post Holdings, Inc.
Darcy Horn Davenport, BellRing Brands, Inc.

Exhibit A